January 31, 2007

Securities and Exchange Commission

100 F Street N.E.

Washington, DC  20549

Re:                               Alpine Global Dynamic Dividend Fund

Investment Company Act of 1940—Rule 17g-1(g)

Bonding of Officers and Employees

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the Endorsement for the financial institution bond (the “Bond”), number 81940258, filed on May 9, 2006 in favor of Alpine Global Dynamic Dividend Fund (“Fund”),  and resolutions relating to this Bond.

The term of the Bond is July 25, 2006 through March 31, 2007, and the premium for the Bond has been paid through March 31, 2007.

Very truly yours,

/s/ Sheldon Flamm

Sheldon Flamm
Treasurer

enclosures

FEDERAL INSURANCE COMPANY
Endorsement No:	10
Bond Number:	81940258

NAME OF ASSURED: ALPINE WOODS CAPITAL INVESTORS, LLC

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

ALPINE GLOBAL DYNAMIC DIVIDEND FUND

This Endorsement applies to loss discovered after 12:01 a.m. on July 25, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date:    January 25, 2007

ICAP Bond

Form 17-02-6272 (Ed. 8-04)

FEDERAL INSURANCE COMPANY
Endorsement No:	13
Bond Number:	81940258

NAME OF ASSURED: ALPINE WOODS CAPITAL INVESTORS, LLC.

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

ALPINE EQUITY TRUST

ALPINE INCOME TRUST

ALPINE SERIES TRUST

This Endorsement applies to loss discovered after 12:01 a.m. on March 31, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 26, 2007

ICAP Bond

Form 17-02-0949 (Ed. 1-97)